January 6, 2023

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Lewis
Kristi Marrone
Mary Beth Breslin

Re:	Seaport Calibre Materials Acquisition Corp.
Form 10-K for the fiscal year ended December 31, 2021
Filed March 31, 2022
File No. 001-40975
Preliminary Proxy Statement on Schedule 14A
Filed December 30, 2022
File No. 001-40975

Ladies and Gentlemen:

On behalf of our client Seaport Calibre Materials Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter from the Staff dated December 12, 2022, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 submitted to the Commission via EDGAR on March 31, 2022 ( the “Form 10-K”), as well as received orally on January 6, 2023, relating to the Company’s Preliminary Proxy Statement on Schedule 14A, submitted to the Commission via Edgar on December 30, 2022 (the “Preliminary Proxy”).

To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments received by letter in italics below and have followed the comment with the Company’s response thereto. We note that Staff’s oral comments relating the Preliminary Proxy were substantively the same as those received by letter relating to the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined and the warrants, which would expire worthless.

U.S. Securities and Exchange Commission January 6, 2023 Page 2

In response to the Staff’s comments, the Company respectfully advises the Staff that neither of the Company’s sponsors, Seaport Global Asset Management, LLC and Calibre Group, LLC, is controlled by, nor has substantial ties with, a non-U.S. person, and the Company does not believe that there are any risks to disclose to investors that a proposed business combination with the Company would be subject to regulatory review by a U.S. government entity, such as CFIUS, or would ultimately be prohibited.

Should any member of the Staff have any questions or comments concerning this response, or desire any further information or clarification in respect of the Form 10-K or the Preliminary Proxy, please do not hesitate to contact the undersigned at (713) 860-7352. Thank you for your assistance.

Very truly yours,

/s/ Will Burns

Will Burns

of Paul Hastings LLP

cc: Ed Siegel, Seaport Calibre Materials Acquisition Corp.